FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of June, 2004

                         Commission File Number 1-15236

                              Advantest Corporation
                              ---------------------
                 (Translation of Registrant's Name Into English)

                              Shinjuku-NS Building
                              --------------------
                           4-1 Nishi-Shinjuku 2-chome
                           --------------------------
                                   Shinjuku-ku
                                   -----------
                                 Tokyo 163-0880
                                 --------------
                                      Japan
                                      -----
                    (Address of Principal Executive Offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                          Form 20-F  X        Form 40-F
                                    ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes           No  X
                                    ---          ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
                                              ---------





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Materials Contained in this Report:

1. English translation of the Japanese-language Notice of Convocation for the 62nd ordinary general meeting of shareholders.

2. English translation of the Japanese-language notice of resolutions adopted at the 62nd ordinary general meeting of shareholders on June 25, 2004.

3. English translation of a press release dated June 25, 2004, relating to the issuance of stock options of Advantest Corporation.

4. English translation of the Japanese-language Business Report sent to the registrant's shareholders on June 25, 2004.





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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                      Advantest Corporation



                                      By:    /S/ HITOSHI OWADA
                                          --------------------------------------
                                          Name:   Hitoshi Owada
                                          Title:  Director and Managing
                                                  Executive Officer




Date:  June 25, 2004